SAKS

INCORPORATED

March 6, 2008

BY EDGAR and OVERNIGHT DELIVERY

Mr. H. Christopher Owings

Assistant Director

Division of Corporate Finance

Mail Stop 3561

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Owings:

I refer to the comment letter, dated February 1, 2008 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) concerning the annual report of Saks Incorporated (“Saks”, the “Registrant”, or the “Company”) filed on form 10-K for the fiscal year ended February 3, 2007 (the “Annual Report”), and the proxy statement DEF 14A filed on May 3, 2007 (the “Proxy Statement”).

I have set forth below the Company’s response to the Staff’s comments contained in the Comment Letter. For ease of reference, I have repeated the Staff’s comments in bold text preceding each of the Company’s responses.

Item 1. Business, page 1

1.	Please describe in adequate detail your practices relating to working capital items and the practice within the retail industry. See Item 101(c)(iv) of Regulation S-K

The Company believes that Item 101(c)(vi) sets forth the working capital disclosure requirements with respect to Company practices and industry norms. In that regard, the Company intends to include in future filings, a discussion of inventory and merchandise return policies as follows:

INVENTORY

“Consistent with practices in the retail industry, the Company purchases merchandise assortments and volumes to coincide with the seasonality of the business and expected customer demand. Retailers typically purchase and receive larger amounts of merchandise in the fall as they prepare for the holiday shopping season (from late November through early January)”.

“The Company purchases merchandise from many vendors. Management monitors profitability and sales history with most vendors and believes it has alternative sources available for each category of merchandise it purchases. Management believes it maintains good relationships with its vendors”.

RETURN POLICY

“The Company offers our customers a fair and liberal return policy, consistent with other luxury retailers, at our SFA stores and Saks.com. Approximately 22% of merchandise sold is later returned and the vast majority of merchandise returns are affected within a matter of days of the selling transaction. The Company uses historical return patterns to estimate expected returns”.

Item 1A. Risk Factors, page 6

2.	We note that following the sale of the company’s SDSG businesses, the company has become less diversified and is fully reliant on its luxury retail business. In light of the current economic conditions, the weak dollar and the likely slowdown in luxury spending, consider adding a risk factor discussing the impact of the recent weakness in the luxury retail sector on your earnings and financial condition.

The Company notes the Staff’s comment and intends to include the following risk factor in its Form 10-K for the year ended February 2, 2008:

“A decline in the demand for luxury goods could have an adverse impact on our results of operations.

As a result of the sale of our SDSG businesses we have become primarily focused on the luxury retail sector. Our Saks Fifth Avenue stores, Off Fifth stores and Saks.com offer a wide assortment of luxury fashion apparel, shoes, accessories, jewelry, cosmetics and gift items. Most of the goods that we sell are discretionary items. Consequently, a downturn in the economy or difficult economic conditions may result in fewer customers shopping in our stores or online. In response, we may have to increase the duration and/or frequency of promotional events and offer larger discounts in order to attract customers, which would increase our expenses and adversely affect our results of operations”.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

3.	Please include an introduction or overview providing a balanced, executive level discussion that identifies the most significant matters with which management is concerned in evaluating your financial condition and results of operations. This discussion should:

•	Include economic or industry-wide factors relevant to your business:

•	Serve to inform readers about how you earn revenues and income and generate cash;

•

Provide insight into material opportunities, challenges and risks such as those presented by known material trends and uncertainties such as your growth through opening of new stores, your sales cycle and history of losses and the actions you are taking to address those opportunities, challenges and risks; and

•

Identify material demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues and/or income, or result in your liquidity decreasing or increasing in any material way and provide additional information about the quality and variability of your earning and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.

Refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 issued December 19, 2003 and available on our website at www.sec.gov. and Item 303 of Regulations S-K.

In connection with the above recommendations, the Company intends to enhance Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings to include a high level discussion that identifies the most significant matters that management believes could have a material impact on the Company’s financial condition and results of operations. An example of the type of future disclosure is as follows:

“The Company is a fashion retail organization offering a wide assortment of distinctive luxury fashion apparel, shoes, accessories, jewelry, cosmetics and gifts. SFA stores are principally free-standing stores in exclusive shopping destinations or anchor stores in upscale regional malls. Customers may also purchase SFA products by catalog or online at saks.com. Off Fifth is intended to be the premier luxury off-price retailer in the United States and provides an outlet for the sale of end-of-season clearance merchandise. Off Fifth stores are primarily located in upscale mixed-use and off-price centers and offer luxury apparel, shoes, and accessories, targeting the value-conscious customer. CLL consists of mall-based specialty stores, targeting girls aged 4-12 years old. As of February 3, 2007, Saks operated 54 SFA stores with 6.0 million square feet, 49 Off 5th units with 1.4 million square feet, and 87 CLL specialty stores, which includes 62 standalone stores and 25 store-in-stores in the former SDSG businesses, with 0.1 million square feet.

As a result of the sale of our SDSG businesses we have become primarily focused on the luxury retail sector. Most of the goods that we sell are discretionary items. Consequently, a downturn in the economy or difficult economic conditions may result in fewer customers shopping in our stores or online. In response, we may have to increase the duration and/or frequency of promotional events and offer larger discounts in order to attract customers, which would increase our expenses and adversely affect our results of operations.

The Company continues to make targeted investments in key areas to improve customer service and enhance merchandise assortment and allocation effectiveness. In addition, strategic investments are being made to remodel and expand existing selling space with a heightened focus on return on investment. We believe that our long-term strategic plans can deliver additional operating margin expansion in future years”.

Financial Performance Summary, page 22

4.	Please provide us with a reconciliation of the disclosure in the table on page 22 to your disclosure regarding impairment and disposition charges and store dispositions, integration and other charges in Notes 4 and 13 to your financial statements. Also, please disclose the amounts incurred during each year for each type of cost associated with each exit activity disclosed in Note 13 to your financial statements as required by paragraph 20 of SFAS 146.

See attached Exhibit 1 for a reconciliation of the table on page 22 to the disclosure for store dispositions, integration, and other charges in Note 13. The net charges (gains) included in the disclosure in Note 4 to the financial statements relates to impairments and dispositions for property and equipment. The impairments and disposition amounts in the table on page 22 and in Note 13 include other store closing costs not associated with property and equipment and therefore, the amounts will not reconcile to Note 4.

The Company has reviewed the disclosure requirements of paragraph 20 of SFAS 146 relating to costs associated with exit activities. The costs disclosed in the first paragraph in note 13 relate to charges taken for 12 store closings in fiscal 2004, 2005, and 2006. Based on the review of the disclosure requirements, the Company does not believe it is necessary to reconcile the beginning and ending liabilities for these balances as the charges consist primarily of non-cash impairment and disposition charges in accordance with SFAS 144. However, we will expand the disclosure in the Fiscal Year 2007 10-K to include the separate components of each charge and to note that the severance was paid in the year incurred:

“In October 2004, the Company announced its intention to close 12 SFA stores. The net pre-tax charges resulting from the closing of these stores are principally related to asset impairments, lease terminations, inventory write-downs and severance costs, partially offset by gains on the dispositions of one or more stores. As it relate to these closings, the Company incurred charges of $6,353 for lease termination costs at closed stores and $268 for severance charges during the fiscal year ended February 3, 2007. The Company realized a net gain from the sale of closed stores of approximately $2,625, partially offset by charges of $1,316 of severance costs and $241 for markdowns during the fiscal year ended January 28, 2006. Severance costs represent the portion of accrued benefits for employees that will exit when the stores are closed which were paid in the year incurred. Lease termination costs are included in Impairments and Dispositions, markdown charges are included in Gross Margin, and severance costs are included in Selling, General, and Administrative expense in the accompanying consolidated statements of income. There were no amounts payable relating to these charges as of February 2, 2008”.

The Company will only include exit and disposal activities in accordance with SFAS 146 in this footnote on a prospective basis. The impairments and dispositions in the 2nd and 4th paragraph of Note 13 are charges taken in the normal course of business. The Company intends to include this disclosure in Note 2 “Summary of Significant Accounting Policies” in form 10-K for the fiscal year ended February 2, 2008.

Results of Operations, page 23

5.	In your discussions of the net sales where you discuss the percentage change in comparable store sales from year to year, please disclose the dollar amount of comparable store sales and the number of stores included in comparable store sales for each period. We believe such disclosure would allow investors to better analyze and understand the changes in the net sales between periods.

The Company intends to disclose comparable store sales for each period as follows:

“For the year ended February 2, 2008, total sales increased 11.7% to $3,283 million from $2,940 million for the year ended February 3, 2007. The fiscal year ended February 3, 2007 includes an extra week, creating a 53-week fiscal year that occurs every six years in the accounting cycle for many retailers and resulted in a $43.6 million increase in sales. Consolidated comparable store sales increased $335 million, or 11.7% from $2,855.4 million for the 52 week period ended January 27, 2007 to $3,190.4 million at February 2, 2008. The previously mentioned 53 rd week has been excluded from the comparable store sales calculation”.

The Company does not believe it is meaningful to disclose the number of stores included in comparable sales because the total number of stores varies each month based upon the timing of store openings and closings. We will continue to disclose our policy on including or excluding stores in the comparable store sales calculation in Management’s Discussion and Analysis in Item 7. In addition, we will continue to disclose the total number of stores open as of the fiscal year end in Item 1.

Liquidity and Capital Resources, page 28

6.	It appears that changes in working capital items from year to year have a significant effect on changes in cash flows from operating activities from continuing operations. Please provide a discussion of the factors driving the changes in working capital to enable a reader to analyze the changes. Refer to Item 303 of Regulation S-K.

Typically in the retail industry, inventory and accounts payable are the primary drivers of changes in working capital. In future filings we intend to expand disclosures as necessary to provide greater transparency regarding material changes in working capital assets and liabilities.

Contractual Obligations, page 31

7.	Please disclose and quantify other long-term liabilities reflected in your balance sheet that are excluded from the table. Refer to Item 303(a)(5) of Regulation S-K. Also, please confirm to us that other liabilities in excess of five percent of total liabilities are separately disclosed in the notes to your financial statements. Otherwise, revise the disclosure in your financial statements to comply with paragraph 24 or Rule 5-02 of Regulation S-X.

We have considered Item 303(a)(5) of Regulation S-K and intend to include a narrative below the contractual obligation table to discuss other long term liabilities not included in the table. Our intended disclosure follows:

“Other long-term liabilities excluded from the above table include deferred compensation obligations of $19.4 million. The timing of payments for these obligations is subject to employee elections and other employment factors. Other long-term liabilities not requiring cash payments, such as deferred property incentives, were also excluded from the table”.

There are no other liabilities in excess of 5% of total liabilities.

Item 11. Executive Compensation, page 15

How does the Company determine the amount of each element of pay?, page 18

8.	Please disclose fully the role of the executive officers in determining or recommending the amount or form of executive compensation and the role of the compensation consultants, describing the nature and scope of the consultant’s assignment and the material elements of the instructions or directions given to the consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K. Identify the members of management with whom Frederic W. Cook & Co., Inc. works.

The Chief Executive Officer of the Company (the “CEO”) and Executive Vice President of Human Resources (the “EVP of HR”) review with the Company’s Human Resources and Compensation Committee (the “Committee”) their assessment of the performance of the other named executive officers (except for R. Brad Martin) that report directly to the CEO, and recommends compensation actions that reinforce the pay for performance philosophy of the Company. These recommendations are supported by market data for executives at other retailers provided by the Hay Group. The CEO and EVP of HR do not play a role in determining CEO compensation. No other executive officer participates in the Committee’s determination of executive compensation.

Frederick W. Cook & Co., Inc. (“Cook”) generally does not work with members of management in the determination of executive compensation. Cook works directly, and exclusively, with the Committee. As the Committee’s compensation consultant,

Cook provides analysis and recommendations on CEO compensation. Any discussions that Cook has with management is at the direction of the Committee and is intended to obtain information that helps form its judgment as to the appropriate level of compensation for the CEO. To the extent that Cook works with members of the Company, it typically works with the Executive Vice President, Human Resources of the Company.

On page 13 of the Proxy Statement, the Company disclosed the arrangement with Cook and the direction received from the Committee.

9.	Please clarify the role of the Hay Group and the nature and scope of their assignment.

The Hay Group provides survey information regarding the pay practices of a select group of retailers. Data collected includes information on base salary, annual incentives, long-term incentives, perquisites, and benefits. Companies surveyed include Neiman Marcus, Inc., Nordstrom, Inc., Federated Department Stores, Inc., Coach, Inc., Ann Taylor Stores Corporation, Abercrombie & Fitch Co., Liz Claiborne, Inc., Tommy Hilfiger Corporation, J Crew Group, Inc., Polo Ralph Lauren Corporation, and American Eagle Outfitters, Inc..

This information is used by management and the Committee in determining the level and mix of compensation for positions below the CEO level.

The Company targets base salary near the median base-salary levels determined by the Hay Group survey of the group listed above. The targeted opportunity is for total compensation to be at or above the median of competitive compensation based upon achievement of performance measures at the target level.

10.	We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation and discussion analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. Mr. Sadove’s and Mr. Martin’s total compensation are substantially higher than those of the other named executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

The principal reason for the differences between Messrs. Martin’s and Sadove’s total compensation, on one hand, and those of the remaining named executives officers on the other hand, is attributed to a non-cash adjustment to stock option awards, previously disclosed by the Company. All or substantially all of the amounts shown in the “Option Awards” column of the table reflected, in accordance with SEC rules, non-cash adjustment charges recorded by the Company for accounting purposes. Pursuant to the anti-dilution provisions of the Company’s equity compensation plans, the Company’s Board of Directors adjusted the exercise price for, and the number of shares subject to, outstanding stock options to reflect the changes in the share price of the Common Stock resulting from the payment of the First 2006 Dividend and the Second 2006 Dividend. These adjustments were made to preserve, immediately following the dividend payment dates, the intrinsic value of the stock options immediately prior to the dividend payment dates. Because these adjustments were discretionary, the Company was required, in accordance with the provisions of FAS 123(R), to record non-cash charges related to the preservation of this intrinsic value. The following amounts set forth the value of these non-cash charges and their respective percentage of total compensation: Mr. Sadove $8,546,308 or 60%; Mr. Martin $5,607,474 or 44%; Mr. Wills $103,927 or 6% and Mr. Coggin $2,088,245 or 46%. These amounts are included in the “Option Awards” column of the compensation table and are also are included in the amounts shown for Messrs. Sadove, Martin, Wills and Coggin in the “Total” column of the table.

11.	We note that your compensation committee determined that none of the named executive officers or the company’s other executive officers earned any performance shares under the company’s 2004-2005 Long-Term Incentive Program because the company did not meet the performance established for these awards. Please discuss the extent to which the compensation committee can exercise or has exercised discretion either to award annual bonuses absent attainment of the relevant performance goals or to reduce or increase the size of any bonus award. See Item 402 (b)(2)(vi) of Regulation S-K.

Under the terms of the 2003 Senior Executive Bonus Plan and 2007 Senior Executive Bonus Plan, the Committee, in its sole discretion, may reduce or eliminate the amount of any bonus award. From time to time, the Committee has exercised its discretion to increase or decrease bonus payouts when the Company has not achieved its performance targets.

Annual Cash Bonus, page 19

12.	Your discussion regarding the bonuses and other incentives paid to named executive officers described in this section is difficult to understand because of your extensive reliance on acronyms to describe your subsidiaries, compensation plans and performance goals. Please consider the principles set forth in Rule 13a – 20 under the Securities Exchange Act of 1934 when drafting your executive compensation disclosure so it is easier for an investor to understand the disclosure you have provided. You should also consider presenting tabular disclosure for complex information, such as the performance goals and the weighing of goals for your incentive plans.

The Company notes the Staff’s comment and intends to revise its disclosure in the 2008 Proxy Statement to reflect the comments of the Staff above including tabular presentation where appropriate.

13.	Although you describe various operational goals such as operating profit and adjusted EBITDA and the weight that the compensation committee gives to attainment of such goals, you have not provided quantitative disclosure of such operational goals. Please disclose these goals for the prior years reported and, if known, for the upcoming year. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

The Company believes that disclosure of the specific performance measures used to determine bonus payments for the years reported in the Proxy Statement is not required. Disclosure of the 2006 SFA Operating Profit established for 2006 annual cash bonuses would provide a competitive disadvantage to the Company because it would help our competitors to determine our costs, pricing, strategies, cash flow and possibly other metrics to the Company’s competitive disadvantage. We do not believe that any of the Company’s competitors have publicly disclosed their specific performance measures.

Furthermore, the Company does not believe that quantitative disclosure of the adjusted EBITDA and comparable store sales targets for the 2007 annual cash bonus and performance share program is required. Instruction 2 to Item 402(b) indicates that compensation actions or decisions after the fiscal year end should be disclosed if such actions or decisions could affect a fair understanding of a named executive officer’s compensation for the fiscal year. Disclosure of the 2007 Adjusted EBITDA and comparable store sales targets for fiscal year 2007 would not aid an investor in understanding the committee’s actions or decisions with respect to the compensation for the Company’s named executive officers for fiscal year 2006. Disclosure of the 2007 Adjusted EBITDA and comparable store sales targets would also result in competitive harm to the Company because it would provide the opportunity for our competitors to unfairly and adversely impact our relationships with key vendors and/or suppliers and use such information to their advantage (and consequently our disadvantage) in recruiting and retaining key employees. Furthermore, the disclosure of the quantitative 2007 Adjusted EBITDA and comparable store sales targets or any future performance measure would also provide the Company’s vendors and other third parties with insight into the Company’s internal financial projections and plans that could be exploited by them in the course of contractual negotiations and other business arrangements.

The Company will continue to report the level of difficulty in achieving its performance measures pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Competitive position of pay, page 22

14.	Your disclosure indicates that your compensation committee benchmarked the compensation of your chief executive officer against a select group of retailers identified in this section. Please disclose at what percentage his compensation is weighted against these companies and discuss what elements of his compensation were benchmarked against these companies. See Item 402(b)(2)(xiv) of Regulation S-K.

The benchmark competitive data for the CEO was just one of many criteria that the Committee considered when evaluating CEO compensation. The data collected included information on base salary, annual incentives, long-term incentive, perquisites and benefits. The Committee did not specifically target a given percentile of the peer group data but rather considered a broad range around the median as being competitive. Importantly, in any given year, the CEO’s actual compensation may result in levels that are above or below the target opportunity based upon the achievement of pre-established performance measures.

Employment Agreements, page 31

15.	Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of the compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee’s decision regarding other compensation elements.

The level of compensation that would be received upon separation resulting from various termination scenarios, including termination following a change in control (CIC), are described on page 35 of the Proxy Statement. The determination of these amounts is based upon an analysis of competitive severance agreements and plans (both in regards to a CIC event and non-CIC event).

The multiples of pay and the accelerated vesting of stock options and payments under outstanding long-term awards are consistent with competitive practices for positions at this level. In total, it is believed that the severance benefits that would be provided in the event of a change in control or outside a change in control are appropriate and competitive.

The potential amount of severance benefits an executive may receive in the event of a change in control did not influence the Committee’s decisions regarding other compensation elements.

The Committee annually reviews the potential cost of these programs and closely evaluates the termination provisions in its equity awards; however, the potential amount of severance benefits an executive may receive did not influence the Committee’s decisions regarding setting compensation levels for a given year.

Potential Payments upon Termination or Change in Control, page 35

16.	Please consider including a total amount to present the full amount of benefits a named executive officer would receive upon the occurrence of each of the events disclosed.

The Company notes the Staff’s comment and intends to revise the 2008 Proxy Statement accordingly.

Certain Relationships and Related Transactions, page 41

17.	Please file the agreements that you describe in this section as exhibits or tell us why you do not believe this is necessary.

In the “Certain Transactions and Other Matters” section of our Proxy Statement the Company disclosed the license agreement between our wholly owned subsidiary, Saks & Company, and two entities, Operadora de Tiendas Internacionales, S.A. de C.V. and Prestadora de Sevicios OTI, S.A. de C.V., which are controlled by the Slim family (the “License Agreement”). Based on information contained in a Schedule 13G filed on January 23, 2007 for Inmobiliaria Carso, S.A. de C.V., we disclosed that the Slim family owned 7.81% of our common stock as of April 3, 2007 in the Proxy Statement. Item 601(b)(10) of Regulation S-K requires that every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the report be filed as an exhibit to the report. However, under Item 601(b)(10)(ii)(A), even if the contract is one that ordinarily accompanies the kind of business of the registrant, if it is a contract to which a director, officer, promoter, voting trustee or security holder named in the report is a party, then it must be filed as an exhibit “except where immaterial in amount or significance.” The Company enters into agreements to license its “Saks Fifth Avenue” brand and related trademarks with third parties in foreign countries in the ordinary course of business. The amount of revenue generated from the License Agreement in fiscal year 2007 was immaterial to the Company’s business or results of operations. Accordingly, we do not believe it is necessary to file the License Agreement as an exhibit to the Company’s Annual Report.

The Company also disclosed employment arrangements with Jeffrey C. Martin, the brother of the former Chairman of the Company, R. Brad Martin, and James A. Coggin Jr., the son of James A. Coggin, a Named Executive Officer in the “Certain Transactions and Other Matters” section of the Proxy Statement. R. Brad Martin resigned as Chairman of the Board and director of the Company effective as of May 4, 2007 and James A. Coggin terminated his employment with the Company effective as of May 5, 2007. Consequently, neither Jeffrey C. Martin nor James A. Coggin Jr. is an immediate family member of a director or executive officer of the Company. In addition, neither individual satisfies the definition of an “executive officer” as defined under Rule 3b-7 or an “officer” under Rule 16a-1(f) of the Exchange Act. As a result, the Company is no longer required to disclose the agreements with Jeffery C. Martin and James A. Coggin Jr. in the 2008 Proxy Statement pursuant to Item 404 of Regulation S-K. Furthermore, as mentioned above, Jeffery C. Martin and James A. Coggin Jr. are not executive officers. Accordingly, we do not believe that the provisions of Items 601(b)(10)(iii)(A) or 601(b)(10)(ii)(A) of Regulation S-K, which require any management contract in which an executive officer participates be filed, except where immaterial in amount or significance, should be applicable to the Company’s employment arrangements with Jeffery C. Martin and James A. Coggin Jr. For the aforementioned reasons, the Company does not intend to file the agreements with Jeffrey C. Martin and James A. Coggin Jr. as exhibits to its Annual Report.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-5

18.	Please confirm to us that accrued expenses in excess of five percent of total current liabilities are separately disclosed in the notes to your financial statements. Otherwise, revise your disclosure to comply with paragraph 20 of Rule 5-02 of Regulation S-X.

The Company has reviewed paragraph 20 of Rule 5-02 of Regulation S-X and has determined that its reserve for uncertain tax positions is greater than five percent of total current liabilities. The Company intends to disclose the tax reserve amount in the notes to the financial statements in accordance with FIN 48 in Form 10-K as of February 2, 2008. There are no other accrued expenses in excess of five percent of total current liabilities.

Consolidated Statements of Cash Flows, page F-7

19.	We note that deferred income taxes included in adjustments to reconcile the loss from continuing operations to net cash provided by operating activities of continuing operations may not reflect the reclassification of deferred income taxes of discontinued operations. Please advise or revise.

The deferred income tax amount in the statement of cash flows for the year-ended February 3, 2007 properly reflects the reclassification of deferred income taxes to discontinued operations. In future filings, the Company intends to also reclassify deferred income taxes of $63 million relating to discontinued operations to “Net Cash Provided By (Used In) Operating Activities – Discontinued Operations” for the fiscal year ended January 28, 2006.

Notes to Consolidated Financial Statements, page F-8

20.	It appears that share data throughout the notes are stated in thousands. Please clarify your disclosure accordingly.

In future filings we will change the heading on the Notes to Consolidated Financial Statements from “Dollar amounts in thousands, except per share amounts” to “In Thousands, except per share amounts”. We believe that this will be sufficient to clarify our disclosures and eliminate any inconsistencies in reporting.

Note 2 – Summary of Significant Accounting Policies, page F-9

Merchandise Inventories and Cost of Sales, page F-10

21.	Given the sophistication of your management information systems as described on page 3, please explain to us why you use you the retail inventory method as opposed to the cost method to value your inventories. In your response, please address the limitations, if any, in your systems to track the cost of merchandise and related expenses. Please also describe to us in detail the approach and methods you use in applying the retail method and use of LIFO including:

•

The approach used in applying LIFO, including the approach used to pricing LIFO increments in determining current year purchases and the basis of determining the price used to determine inventory increments;

•	The approach and criteria used for grouping inventory into pools including your treatment and pricing of new inventory items;

•	How you apply the rule of cost or market, whichever is lower;

•	How you determine the cost to retail ratio;

•	How you track inventory available for sale at cost and retail including treatment of purchase discounts and rebates;

•	Your markup policies, including how you determine the cumulative markup and cost complement and treatment of markup cancellations and additional markups;

•	How you treat markdowns and markdown cancellations, employee discounts and customer loyalty awards;

•	How you determine and/or estimate shrinkage; and

•	How you treat merchandise in transit.

The Company uses the retail method of accounting for inventory in accordance with Generally Accepted Accounting Principles, consistent with the industry standards set and followed by the vast majority of our peer group. Management believes that the retail inventory method provides an inventory valuation which results in a carrying value at the lower-of-cost or market. Utilization of the last-in, first-out (LIFO) method has had no impact on the valuation of the Company’s inventory for any of the periods presented due to the utilization of the retail method combined with standardized markdown policies.

Under the retail inventory method, inventory is segregated into departments of merchandise having similar characteristics, and is stated at its current retail selling value. Inventory retail values are converted to a cost basis by applying specific average cost factors for each merchandise department. Cost factors represent the average cost-to-retail ratio for each merchandise department based upon beginning inventory and fiscal year purchase activity. Inventory-in-transit is valued at cost based on the amount of the invoice received. The retail inventory method inherently requires management judgments and estimates, such as the amount and timing of permanent markdowns to clear unproductive or slow-moving inventory, which may impact the inventory valuation as well as gross margins.

Permanent markdowns designated for clearance activities are recorded when the utility of inventory has diminished. Factors considered in the determination of permanent markdowns include current and anticipated demand, customer preferences, and age of merchandise and fashion trends. When a decision is made to permanently mark down merchandise, the resulting gross margin reduction is recognized in the period the markdown is recorded.

Shrinkage is estimated as a percentage of sales for the period from the last inventory date to the end of the fiscal period. Such estimates are based on experience and the most recent physical inventory results. While it is not possible to quantify the impact from each cause of shrinkage, the Company has loss prevention programs and policies that are intended to minimize shrinkage. Physical inventories are taken within each merchandise department at least annually, and inventory records are adjusted accordingly.

The Company maintains customer loyalty programs in which customers are awarded certificates based upon their spending. Upon reaching certain levels of qualified spending, customers automatically receive certificates to apply toward future purchases. The Company accrues the estimated cost of the certificates that will be issued and redeemed as the loyalty rewards are earned.

22.	Please disclose the amount of the LIFO reserve or replacement cost and the basis for its determination, the effects on income of LIFO inventory liquidations and the amount of the loss related to the application of the lower of costs or market rule for each year presented. Please refer to paragraph 6(c) of Rule 5-02 of Regulation S-X and Statement 7, Chapter 4 of ARB 43.

There were no LIFO reserves, LIFO inventory liquidations or related losses for any of the periods presented. The Company no longer uses the LIFO inventory method for tax purposes and is considering a possible change to the FIFO method for book purposes in fiscal 2008. The Company believes that its inventory is properly stated at the lower of cost or market by utilization of the retail method of accounting combined with standardized markdown policies.

Derivatives, page F-13

23.	Please tell us and disclose the significant terms of the convertible note hedge and written call options. Refer to the disclosure requirements of SFAS 129 and the consensus in paragraph 50 of EITF 00-19.

We have reviewed the disclosure requirements of SFAS 129 and the consensus in paragraph 50 of EITF 00-19 and intend to include the following disclosure for the convertible note hedge and written call options:

“The Company used approximately $25,000 of the proceeds from the issuance of the notes to enter into a convertible note hedge and written call options on its common stock to reduce the exposure to dilution from the conversion of the notes.

The most significant terms and conditions of the note hedge include: the strike price is $11.97; the contract is indexed to 19,219 shares of the Company’s common stock; the maturity dates of the hedge instruments range from March 24, 2011 to April 20, 2011. The fair value of the bond hedge is approximately $170,857. The sensitivity of the fair value to a $1 increase in the price of the underlying common stock would be to increase the value of the hedge by approximately $16,721. The sensitivity of the fair value to a $1 decrease in the price of the underlying common stock would be to decrease the value of the hedge by approximately $16,336.

The most significant terms of the written call options include: the strike price is $13.81;

The contract is indexed to 19,219 shares of the Company’s common stock; the maturity date of the written call option instruments is August 2, 2011. The fair value of the call option is approximately $159,518. The sensitivity of the fair value to a $1 increase in the price of the underlying common stock would be to increase the value of the call option by approximately $15,952. The sensitivity of the fair value to a $1 decrease in the price of the underlying common stock would be to decrease the value of the call option by approximately $15,375

These transactions were accounted for as a net reduction of stockholders’ equity of approximately $25,000.”

Stock-Based Compensation Plans, page F-13

24.	We note that stock-based compensation expense included in net income, net of related tax effects, reflected in the pro forma table differs from the amounts of disclosed in the third paragraph. Please advise.

The difference between the compensation expense on the pro forma table and the amounts disclosed in the third paragraph results from different effective tax rates. The difference was inconsequential.

25.	Please disclose the method you use to recognize compensation costs for stock-based awards with graded vesting.

The Company intends to include the following disclosure in the stock based compensation section of the Summary of Significant Accounting Policies (NOTE 2) to disclose the method of recognition related to compensation costs recorded for stock-based awards with graded vesting:

“The Company has not granted stock options with performance or market conditions. The Company recognizes compensation expense for stock option awards with graded vesting straight line over the requisite service period. Restricted stock units and performance shares with graded vesting features are treated as multiple awards based upon the vesting date. The Company records compensation costs straight line over the requisite service period for each separately vesting portion of the award”.

Earnings Per Share, page F-15

26.	Please explain to us the basis for your conclusion that you have overcome the presumption that the convertible notes will be settled in shares and thus exclude the effect the convertible notes from diluted earnings per share computations. Also explain to us the basis for your conclusion that the presumption of share settlement is not overcome with respect to the conversion spread. In that regard, we note the disclosure in Note 7 regarding your ability to settle the convertible notes with shares and/or cash and the disclosure in Note 3 to your interim financial statements included in Form 10-Q filed December 6, 2006 regarding the inclusion of potentially dilutive shares associated with the conversion spread in diluted earnings per share computations.

The Company’s intends to settle the par value of the convertible notes upon conversion in cash and therefore has excluded the potentially exercisable shares from diluted EPS. The Company intends to disclose the following:

“If the holders of the convertible notes exercise their conversion rights, the Company intends to pay cash equal to 100 percent of the principal amount of the convertible notes. In the event that the cash conversion price exceeds 100 percent of the principal amount of the 2% convertible notes, the Company’s intention is to issue common stock for the difference between the par value and fair value at the time of conversion. The Company has approximately $101 million of cash available as well as availability of $500 million under the senior revolving credit facility as of February 2, 2008. The cash on hand as well as the availability of borrowings under the senior credit facility provide an adequate source of liquidity to pay 100% of the principal amount of the notes if the holders exercise their conversion rights.”

The Company intends to settle the conversion spread (difference between the par value and fair value) in shares and has included these potentially exercisable shares in diluted EPS. In addition, the Company has included the potentially exercisable shares related to the call option sold at the time of the issuance of the convertible notes. The Company began disclosing the following information in Form 10-Q as of May 4, 2007 and will continue to do so:

“Additionally, included in the computation of diluted EPS are 14,295 shares of potentially dilutive shares associated with the shares the Company would issue to settle the difference between the fair value and the par value of the convertible notes upon conversion and the shares to be issued upon the exercise of a call option the Company sold at the time of issuance of the convertible debentures.”

Pension Plans, page F-15

27.	Since you disclose that pension expense is based on information provided by outside actuarial firms, please name and file the written consent of the actuarial firms to whom you refer. Alternatively, please remove the reference to the actuarial firms. If you do not believe consent is required, please explain in detail. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

In future filings, we intend to remove the reference to the actuarial firm as follows:

“Pension expense is based on actuarial models used to estimate the total benefits ultimately payable to associates and is allocated to the service periods. The Company’s funding policy provides that contributions to the pension trusts shall be at least equal to the minimum funding requirement of the Employee Retirement Income Security Act of 1974. The Company may provide additional contributions from time to time, generally not to exceed the maximum tax-deductible limitation”.

Note 9 – Employees Benefit Plans, page F-27

28.	We note the disclosure in your proxy statement filed May 3, 2007 regarding the deferred compensation plan. Please disclose the information required by paragraph 5 of SFAS 132(R) to the extent applicable.

The Company’s deferred compensation plan is not a qualified postretirement plan as it is only available to highly compensated employees. Therefore, the plan is not in scope for the disclosure requirements in paragraph 5 of SFAS 132(R). The Plan is accounted for in accordance with EITF 97-14 “Accounting for Deferred Compensation Arrangements where amounts earned are held in a Rabbi Trust and Invested.” There are no specific disclosure requirements under EITF 97-14; however the Company intends to include the following disclosure on a prospective basis:

“The Company sponsors a non-qualified deferred compensation plan wherein eligible employees can defer a portion of their compensation or unvested restricted stock and allocate the deferrals to a choice of investments options. The liability for compensation deferred under this plan is approximately $19.4 million and $24.6 million for the year ended February 3, 2008 and February 2, 2007, respectively. We manage the risk of changes in the fair value of the liability for deferred compensation by electing to match our liability under the plan with investment vehicles that offset a substantial portion of our exposure. The cash value of the investment vehicles is approximately $18.9 million and $22.4 million for the year ended February 3, 2008 and February 2, 2007, respectively, and is included in other assets.”

Note 11 – Employee Stock Plans, page F-34

29.	We note from the disclosure in your proxy statement filed May 3, 2007 that you have granted performance shares. Yet, it does not appear that you have separately disclosed the information specified in paragraphs A240(a)-(e) of SFAS 123(R) for those awards for which performance conditions must be met for the awards to become vested. Please advise or revise your disclosure accordingly. Also, please tell us how you recognize share-based compensation related to performance shares, and disclose your accounting policy.

The Company intends to disclose the following in NOTE 11 - Employee Stock Plan to address the requirements of paragraph A240(a)-(e) of SFAS 123(R):

“The fair value of the performance shares is based on the market value of the Company’s common stock on the date of grant. The actual number of performance shares earned will be based on the level of performance achieved relative to established operating (non-market condition) goals for the one-year performance period beginning February 4, 2007 and range from 50% to 150% of the target number of performance shares granted. In addition, once earned, performance shares are not payable unless the grantee remains employed by the Company for an additional 2 years. Compensation cost for the performance shares are expensed straight line over the requisite service period”.

In responding to the Staff’s comments, the Company understands that it is responsible for the adequacy of disclosures in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any preceding initiated by the Commission for any reason under the federal securities laws of the United States.

Please contact me at 212-940-5540 with any questions or if I can be of further assistance regarding the foregoing.

Very truly yours,

Kevin G. Wills
Executive Vice President
Chief Financial Officer

CC:	Steven Sadove	Chief Executive Officer
	Michael Brizel	EVP, General Counsel
	Sarah Goldberg	Associate Chief Accountant
	Bill Thompson	Accounting Branch Chief
	Indira Lall	Staff Attorney
	Mara Ransom	Legal Branch Chief

EXHIBIT 1

Pg 22 - Table (Expense) Income

	February 3, 2007		January 28, 2006		January 29, 2005
SFAE Store Closings
Impairments and Disposition	(6,353	)A	2,625	A	(17,295	)A
Gross Margin (Markdowns)	—	A	(241	)A	(7,136	)A
SG&A (principally severance)	(268	)A	(1,316	)A	(3,711	)A
Other impairments and dispositions	(6,088	)B	8,209	B	(3,473	)B
Option expense due to dividend	(33,351)		—		—
Gain (loss on debt extinguishment)	7		(29,375)		—
Goodwill Impairment	(2,987)				—
Other	(254	)B	112	B	—	B
Income Taxes:
Income Tax Effect of Above Items	17,477		7,846		11,539
Change in Income Tax Reserves					(2,555)

	(28,830)		(15,127)		(22,631)

Note 13 -Store Dispositions

Net charges relating to lease termination costs	6,621		(1,068)		28,142

Sum A	(6,621)		1,068		(28,142)

Net charges related to asset impairment and other costs	6,344		(7,156)		3,224

Other immaterial costs not included above	(2)		(1,165)		249

	6,342		(8,321)		3,473

Sum B	(6,342)		8,321		(3,473)